SO 3/11/04

04001761

VP 3-4-04

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...STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WaMu Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Ave. WMT 0626
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. David Johnson 206 554-2504
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) WA (State) 98104-1126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WAMU CAPITAL CORP.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, H. David Johnson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of WaMu Capital Corp. (the Company) as of December 31, 2003 and for the period from January 1, 2003 through December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company or any officer or director has any proprietary interest in any account classified solely as that of a customer.

H. David Johnson
Chief Financial Officer

Notary Public
State of Washington
WILBUR H. ENG
My Appointment Expires Aug 19, 2006

Subscribed to on this
18th day of February 2004

Wilbur Eng

WAMU CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 7,977
Cash and securities segregated in compliance with federal or other regulations	35,004,822
Receivable from:	
Brokers, dealers, and clearing organizations	1,053,308,750
Customers	23,325,355
Securities owned—at fair value ($1,084,612,232 pledged as collateral)	1,238,051,786
Securities purchased under agreements to resell	13,031,250
Furniture, equipment, and leasehold improvements—at cost, less accumulated depreciation and amortization of $1,000,010	6,343,209
Receivable from affiliates	1,949,868
Underwriting and finders fees receivable	647,569
Interest receivable	9,036,872
Prepaid expenses and other assets	416,639
Current federal income tax receivable	4,722,750
TOTAL	$ 2,385,846,847

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings	$ 7,689,000
Securities sold under agreements to repurchase	1,828,333,753
Payable to:	
Brokers, dealers, and clearing organizations	244,532,927
Customers	63,489,035
Securities sold but not yet purchased—at fair value	75,712,903
Accrued compensation and related benefits	10,440,692
Payable to affiliates	3,065,663
Income tax payable	497,398
Interest payable	2,512,780
Other liabilities and accrued expenses	1,450,957
Total liabilities	2,237,725,108
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—10,000 shares authorized, issued, and outstanding	
Paid-in capital	100,000,000
Retained earnings	48,121,739
Total stockholder's equity	148,121,739
TOTAL	$ 2,385,846,847